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                              April 15, 2021

       Maja Spalevic
       Chief Financial Officer
       Bespoke Capital Acquisition Corp.
       3rd Floor
       115 Park Street
       London, W1K 7AP
       United Kingdom

                                                        Re: Bespoke Capital
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Response dated
April 14, 2021
                                                            File No. 333-254260

       Dear Ms. Spalevic:

                                                        We have reviewed your
response letter and have the following comments.

              Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       First and Second Redemption Opportunities - Tender Offers? , page 1

   1. We are in receipt of your response letter dated April 14, 2021. We reissue the comment.
                                                         Please advise why BCAC
  s two separate "redemption opportunities" referenced in your response letter are not
tender offers subject to Exchange Act Rule 13e-4 and Regulation
                                                        14E, requiring, among
other obligations, that the registrant file a Schedule TO, pursuant to
                                                        Rule 13e-4(c), comply
with the requirements of Rule 13e-4(f)(10) and hold the offer open for a minimum of 20
business days pursuant to Rule 13e-4(f)(1)(i) and 14e-1(a).
   2. Refer to the second and penultimate bullet points in your response letter. Please confirm that the first
opportunity to redeem shares will not occur until after the registration statement on Form S-4
is declared effective. If that is not the case, please explain how shareholders will be
provided all material information contained in the Form S-4
                                                        prospectus prior to
such redemption opportunity.
 Maja Spalevic
FirstName   LastNameMaja   Spalevic
Bespoke Capital  Acquisition Corp.
Comapany
April       NameBespoke Capital Acquisition Corp.
       15, 2021
April 215, 2021 Page 2
Page
FirstName LastName
3. Refer to the second and penultimate bullet points in your response letter. It is unclear if your response is suggesting that there will be two shareholder
meetings     one currently
         expected to be held on May 6, 2021 to seek shareholders    approval to
extend the permitted
         timeline and a second meeting held following the declaration of effectiveness of the Form
         S-4 to seek shareholders    approval of BCAC   s domestication into
Nevada and the
         proposed business combination with VWE. Please advise.
4. Refer to the second and penultimate bullet points in your response letter. If the BCAC shareholder meeting will not be held until after the registration statement on Form S-4 has been declared effective but the redemption period will run for not less than 21 days after the final non-offering prospectus is made publicly available, please advise whether the consummation of the business combination will be postponed until both redemption periods have expired. For example, assuming shareholder approval of all three proposals, including the extension of the permitted timeline to pursue an acquisition, please confirm that (1) the first redemption period would not commence until after the May 8 shareholder meeting to approve the extension of the permitted timeline to pursue an acquisition, (2)
         the domestication and the business combination would not occur until after the 21 day redemption period of the second redemption period has expired, which would be a date multiple weeks after the current BCAC acquisition deadline of May 15, 2021. Please explain and clarify the expected timeline in order to support your premise that the BCAC shareholders will have access to all material information regarding all three proposals prior to the time such shareholders are afforded an opportunity to redeem their shares.
         The last sentence of the penultimate bullet point in your response letter creates ambiguity by making no reference to the approval of the extension.
5. Refer to Appendix F (the "Prospectus") of the Management Proxy Circular filed as
         Exhibit 99.2 to the Form 6-K filed earlier today. Given the similarity of the prospectus to the prospectus filed as part of the registration statement on Form S-4 filed on March 15,
         2021, please advise how the dissemination of Appendix F to shareholders of BCAC is consistent with the registrant's obligations under section 5(b) of the Securities Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kevin Stertzel at (202) 551-3723 or John Cash at (202) 551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Perry Hindin at (202) 551-3444 with any other questions.
 Maja Spalevic
Bespoke Capital Acquisition Corp.
April 15, 2021
Page 3



FirstName LastNameMaja Spalevic                  Sincerely,
Comapany NameBespoke Capital Acquisition Corp.
                                                 Division of Corporation
Finance
April 15, 2021 Page 3                            Office of Manufacturing
FirstName LastName